Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

	Six Months Ended	Years Ended December 31,
	7/1/2013	2012	2011	2010	2009	2008
	(in thousands, except for ratios)
Fixed Charges:
Interest expense	$12,201	$25,784	$26,504	$22,255	$11,198	$11,065
Capitalized interest	1,092	1,774	1,828	1,522	287	275
Estimated interest within rental expense	544	1,034	994	1,043	1,501	1,533
Total fixed charges	$13,837	$28,592	$29,326	$24,820	$12,986	$12,873

Earnings:
Net income (loss)	$20,305	$(181,100)	$47,227	$79,899	$4,857	$(36,911)
Income taxes provision (benefit)	10,129	12,728	26,005	28,738	3,266	(24,460)
Fixed charges	13,837	28,592	29,326	24,820	12,986	12,873
Capitalized interest	(1,092)	(1,774)	(1,828)	(1,522)	(287)	(275)
Amortization of capitalized interest	152	278	235	181	137	64
Total earnings for computation of ratio	$43,331	$(141,276)	$100,965	$132,116	$20,959	$(48,709)

Ratio of earnings to fixed charges	3.1x	n/a (1)	3.4x	5.3x	1.6x	n/a (1)

(1)	Earnings were not sufficient to cover fixed charges for periods indicated. Additional earnings of $169.9 million and $61.6 million in the years ended December 31, 2012 and 2008, respectively, would have been required to achieve a ratio of 1:1.